UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-56802

AUGUSTA SPINCO CORPORATION

(Exact name of registrant as specified in its charter)

34 Maple Street

Milford, Massachusetts 01757

(508) 478-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Effective as of February 9, 2026, Beta Merger Sub, Inc., a wholly owned subsidiary of Waters Corporation (“Waters”), merged with and into Augusta SpinCo Corporation (such transaction, the “Merger”), with Augusta SpinCo Corporation surviving the Merger as a wholly owned subsidiary of Waters.

Pursuant to the requirements of the Securities Exchange Act of 1934, Augusta SpinCo Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AUGUSTA SPINCO CORPORATION
Date: February 9, 2026	By:	/s/ Keeley A. Aleman
Keeley A. Aleman
Senior Vice President, General Counsel and Secretary